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              CONSENT OF INDEPENDENT REGISTERED BUSINESS VALUATOR

We consent to the reference to our company under the caption "Experts" and to the use of our valuation recommendation report dated November 3, 2004 with respect to the valuation analysis of the fair market value of certain net assets of OccuLogix, Inc.

                                                 /s/ Peter Ott & Associates Inc.

Toronto, Canada
December, 2004